Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000



[UNIVERSAL LOGO]            TOM WILLIAMS


UNIVERSAL STUDIOS
RECREATION GROUP

                                                        [VIVENDI UNIVERSAL LOGO]

[UNIVERSAL LOGO]                                      IMPORTANT LEGAL DISCLAIMER


- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

                                                        [VIVENDI UNIVERSAL LOGO]

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[UNIVERSAL LOGO]                              UNIVERSAL STUDIOS RECREATION GROUP

- Universal has evolved from a studio tour to a major worldwide player in the theme park industry supported by Steven Spielberg as creative consultant.

[Universal Studios Global Graphic]

                                                        [VIVENDI UNIVERSAL LOGO]


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[UNIVERSAL LOGO]                        UNIVERSAL RECREATION - BUSINESS STRATEGY


            "To significantly grow the value of the Universal Studios
              brand by creating superior entertainment experiences
                   for consumers worldwide through strategic
           partnerships which deliver attractive financial returns."

                                                        [VIVENDI UNIVERSAL LOGO]

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[UNIVERSAL LOGO]                                 UNIVERSAL RECREATION - OVERVIEW

Profile of Theme Parks

                                                                        Year
                                                                    of Opening/
Park                                                                Acquisition                  Participation
----                                                                -----------                  -------------
Universal Studios Hollywood                                              1964                    100% equity

Universal Orlando

 -   Universal Studios &                                             1990/1999                   50% equity / 7.5% fee / 56% EBITDA
     Islands of Adventure

 -   Wet 'n Wild                                                         1998                    100% equity

Universal Studios Beijing                                                1998                    50% equity / 50% EBITDA

Universal Studios Port Aventura                                          1998                    37% equity / 6% fee / 52% EBITDA

Universal Studios Japan                                                  2001                    24% equity / 7.5% fee / 39% EBITDA

Universal Studios Japan opening will grow Universal's Theme Park Attendance to 31MM

                                                        [VIVENDI UNIVERSAL LOGO]


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[UNIVERSAL LOGO]                       UNIVERSAL RECREATION - FINANCIAL OVERVIEW

                                                                                                         Growth
                                           CY 2000                           CY 2002                    00 - '02
                                           -------                           -------                    --------
 Revenue
         Consolidated                  $410 million                      $  475 million                    16%
         Unconsolidated                 490 million                         735 million                    50%
                                       ------------                      --------------                  ------
         Attributed                    $900 million                      $1,210 million                    33%

EBITDA

         Consolidated                  $150 million                      $  183 million                     22%
         Unconsolidated                 100 million                         217 million                    117%
                                       ------------                      --------------                  ------
         Attributed                    $250 million                      $  400 million                     60%

                                                        [VIVENDI UNIVERSAL LOGO]

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[UNIVERSAL LOGO]                           UNIVERSAL RECREATION - GROWTH DRIVERS

-        Florida - Universal Orlando

         - Second park already driving paid attendance increase of over 80% (FY'98 - FY'01)

         - Opening Hard Rock and Royal Pacific Hotels growing resort to a total 2,400 rooms on-site

-        Osaka - Universal Studios Japan

         -        "Best of the Best" of Universal Studios Attractions

         - 35 million people within a 100 mile radius of the park Translating into the highest attended Universal Studios Theme Park

-        California - Universal Studios Hollywood

         - CityWalk expansion featuring 30 new entertainment, dining and retail choices

-        Spain - Universal Studios Port Aventura

         -        Transforming park into a pan European resort destination:

                  -        Water Park / Two Hotels / Spa / Beach Club & Golf

                                                        [VIVENDI UNIVERSAL LOGO]

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[UNIVERSAL LOGO]                      UNIVERSAL RECREATION AND VIVENDI SYNERGIES

-        Grow awareness

                  -        Cross promotion: Vizzavi / Theme Parks
                                            Canal + / Theme Parks
                                            Havas / Theme Parks

                  - Vivendi Universal employee incentives ("Fan Club", etc..)

-        Leverage assets and subscriber bases

                  -        Consumer knowledge

                  -        In-park presence: Game characters
                                             Canal+ properties

-        Leverage technological expertise

                  -        Wireless application in theme parks:

                           -        Park concierge - virtual queue lines

                           -        E-Mail

                           -        Music sampling

                  -        Scoot.com: interactive classified information

                  -        flipside.com: on-line gaming tie-ins

                  -        Web-site links

                                                        [VIVENDI UNIVERSAL LOGO]

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[UNIVERSAL LOGO]                      UNIVERSAL RECREATION AND VIVENDI SYNERGIES

-        Vivendi Universal explodes consumer "touch points"

                           = Awareness growth
                           = Attendance increase
                           + Fixed cost theme park environment
                           = Outstanding EBITDA Opportunity

    1% Increase in Global Attendance* >>  $10 million incremental EBITDA

                                                        [VIVENDI UNIVERSAL LOGO]


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[UNIVERSAL LOGO]                                  UNIVERSAL RECREATION - SUMMARY

-        Capital investment substantially behind us

         -        future growth highly leveraged for incremental profit

-        Strong EBITDA base and growth

         -        Japan opens spring '01

- Vivendi Universal synergies offer incremental opportunities and outstanding EBITDA returns


                                                        [VIVENDI UNIVERSAL LOGO]